SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of         December, 2005

Commission File Number         000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant’s Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No    X

Page 1 of  28 Pages
Index is located on Page 2

1 of  28

INDEX

Document	Page Number

Press Release dated December 21, 2005	3

Signature Page	28

2 of 28

ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com

ATI Reports Results for First Quarter of Fiscal 2006
All product lines contribute to 26% sequential increase in revenue

MARKHAM, ON – December 21, 2005 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced financial results for the first quarter of fiscal 2006 ended November 30, 2005.

Revenues1 for the first quarter were $591 million, a 26% increase relative to the fourth quarter of fiscal 2005. Gross margin percentage was 28.7%. Net income according to GAAP for the quarter was $7.6 million ($0.03 per diluted share). Non-GAAP adjusted net income2 for the quarter was $26.8 million ($0.10 per diluted share).

“We are pleased with our overall progress in the quarter and remain intensely focused on technology leadership and operational execution,” said David Orton, ATI’s Chief Executive Officer. “Our PC business is benefiting from strong demand for the new X1000 series GPUs as well as significant growth in integrated chipsets. Our Consumer segment continued to record solid growth with handheld shipments up nearly 60% sequentially and surpassing 21 million units in the quarter.”

Recent Highlights

  In October 2005, ATI introduced the Radeon X1000™ family of 90 nanometer products, delivering price/performance and image quality leadership in all segments of the desktop PC market.
  ATI recently introduced the Mobility Radeon X1600 – the industry’s first 90 nanometer notebook discrete GPU.
  In the first quarter, ATI shipped more than 21 million visual processors for the handheld market – equal to about half its handheld volumes for all of fiscal 2005.
  ATI recently shipped its 10 millionth chip for high-definition integrated digital televisions (HD IDTVs).
  The Xbox 360™ game console featuring ATI’s custom-designed GPU with the world’s first unified shader architecture launched in November 2005, ushering in the era of high-definition gaming.
  During the quarter, ATI repurchased 408,100 shares for $5.7 million under its share buyback program.

__________________________________
1 All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

2 Adjusted net income excludes the after-tax impact of charges, recoveries, gains and other items. Adjusted net income does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other issuers. For an explanation of the items excluded and a reconciliation of adjusted net income to net income determined in accordance with GAAP, please see “Non-GAAP Financial Measurements and Reconciliation” included in this release.

3 of 28

ATI Reports Fiscal 2006 First Quarter Results

Outlook

Revenues for the second quarter of fiscal 2006 are expected to increase by approximately 8 – 12% relative to the first quarter due to continued growth in our Radeon X1000 family and in our Radeon Xpress line of chipsets for AMD and Intel based platforms. Due to the anticipated increase in chipsets as a proportion of our business in the second quarter, we expect gross margin to decline approximately one percentage point. Operating expenses, excluding stock option expense, are expected to increase just over 5% relative to the first quarter. The foregoing outlook contains forward-looking statements about ATI’s financial condition and results. Reference should be made to the “Important Information Regarding Forward-looking Statements” set out in the MD&A section of this release.

Non-GAAP Financial Measurements and Reconciliation

In addition to the GAAP results provided in this news release, we have provided certain non-GAAP adjusted net income financial measurements that present net income and diluted net income per share on a basis excluding the after-tax impact of stock-option expense, as well as charges, recoveries, gains and other items. Details of these excluded items are presented in the table below, which reconciles the GAAP results to non-GAAP financial measurements described in this press release. These non-GAAP financial measurements do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measurements presented by other issuers. These non-GAAP measures are provided as a supplement, and should not be considered an alternative to measurements required by accounting principles generally accepted in Canada. Management believes that the presentation of adjusted net income financial measurements provides useful additional information to management and investors regarding the financial and operating performance of our core business operations. These non-GAAP financial measurements are part of the financial and other metrics used by management for purposes of our operating plans and employee incentive programs.

ATI Technologies, Inc.
ADJUSTED (NON-GAAP) VS. GAAP RESULTS

(in thousands, except per share data)	Three Months Ended Nov. 30
	2005	2004

Net income as reported under GAAP	$7,626	$63,703
Per share, diluted	0.03	0.25

Adjustments:

Add: Stock option expense3	8,808	8,049
Add: Amortization of intangible assets4	3,198	1,244
Add: Other charges5	8,878	382

Deduct: Tax recovery for stock option expense	(1,094)	(400)
Deduct: Tax recovery for intangibles	-	(132)
Deduct: Tax recovery for other charges	(630)	(33)

Adjusted net income	26,786	72,813

Diluted weighted average shares outstanding	256,568	257,917

Adjusted net income per share, diluted	$0.10	$0.28

3 In accordance with Canadian GAAP, beginning with the first quarter of fiscal 2005, ATI began expensing compensation costs associated with stock options granted to employees after September 1, 2002. See Note 13(i) to the unaudited interim consolidated financial statements.

4 See Note 3 to the unaudited interim consolidated financial statements.

5 Includes charges related to regulatory and litigation matters. See Note 8 to the unaudited interim consolidated financial statements.

4 of 28

ATI Reports Fiscal 2006 First Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS

This is management’s discussion and analysis of financial condition and the results of operations (MD&A) that comments on ATI’s operations, financial condition and cash flows for the three months ended November 30, 2005 compared to the three months ended November 30, 2004. This MD&A should be read in conjunction with the attached unaudited interim consolidated financial statements for the period ended November 30, 2005, the annual MD&A contained in the 2005 Annual Report and the audited consolidated financial statements for the year ended August 31, 2005.

In this MD&A, ATI, we, us and our refer to ATI Technologies Inc. and its subsidiaries.

Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,”  “anticipates, ”  “should, ”  “estimates, ”  “expects, ”  “believes, ”  “ indicates, ”  “targeting, ”  “suggests” and similar expressions.

This MD&A and other sections of this release (in particular, the section entitled “Outlook” ) contain forward-looking statements about ATI’s objectives, strategies, financial condition and results. These forward-looking statements are based on current expectations and various factors and assumptions and entail various risks and uncertainties.

It is important to note that:

  unless otherwise indicated, forward-looking statements describe our expectations as of December 20, 2005;

  our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate;

  we cannot provide any assurance that forward-looking statements will materialize; and

  we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Material factors that could cause our actual results to differ materially from the forward-looking statements in this release include, but are not limited to: unexpected variations in market growth and demand for new GPU products and technologies, potential constraints on our ability to develop, launch and ramp new products on a timely basis, manufacturing considerations, competition, industry cyclicality and seasonality, dependence on third-parties for manufacturing, critical industry transitions and other risks detailed in our regulatory filings. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2005 Annual Information Form and 2005 Annual Report filed on SEDAR at www.sedar.com. Our Form 40-F and other filings we make with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

RESULTS OF OPERATIONS

Revenues

Consolidated revenues for the first quarter of fiscal 2006 declined $23.2 million or 4% to $591 million as compared to the first quarter last year, due to lower revenue in the PC segment. The PC segment accounted for 79% of consolidated revenues and the Consumer segment accounted for 21% of consolidated revenues.

5 of 28

ATI Reports Fiscal 2006 First Quarter Results

PC

PC revenue fell 10% year-over-year to $466 million in the first quarter of fiscal 2006. The primary factors behind the decline were reduced volumes and average selling prices (ASPs) on performance and enthusiast discrete graphics products to add-in-board (AIB) and retail customers. In early October 2005, we introduced a new family of desktop discrete products which have significantly improved our competitive position. As expected, sales of these new products accounted for less than 10% of consolidated revenues in the quarter and are anticipated to grow as a proportion of revenues in future quarters. Sales of notebook discrete solutions were also lower year-over-year as a result of increased use of integrated graphics.

The decline in revenues from discrete PC products was partially offset by strong sales growth in desktop and notebook integrated products, which collectively increased by more than 200% from the first quarter of fiscal 2005. Continued market penetration and significant OEM design wins for the Radeon Xpress 200 series for the Intel and AMD platforms accounted for the increase.

Consumer

Consumer revenue grew 31% to $125 million from $96 million in the first quarter of fiscal 2005. Handheld unit shipments almost doubled while revenue increased approximately 55% on increased sales of Imageon processors. Digital television unit shipments rose almost 50% while revenues increased more than 25% on higher sales of Xilleon and Theater DTV products to tier-one digital television manufacturers.

Gross Margin

Gross margin percentage was 28.7% for the first quarter of fiscal 2006 as compared with 34.0% in the same period last year and 9.0% in the fourth quarter of fiscal 2005 (23.3% excluding a special inventory write-down). The repositioning of older products late in the fourth quarter of fiscal 2005 continued to negatively impact desktop discrete gross margins in the first quarter and will, to a lesser degree, impact gross margins in the second quarter of fiscal 2006. However, we saw overall gross margin improvement in our desktop discrete business due to the introduction of new products and a generally improved competitive position. Year-over-year gross margin was also impacted by sales of integrated chipsets, which currently have considerably lower margins than our other products and comprised approximately 20% of consolidated revenues in the quarter as compared with about 6% in the same period last year. Strong gross margins in the Consumer segment helped to offset some of the gross margin decline.

Operating Expenses

Selling and marketing expenses were up $4 million or 13% to $38 million as compared to the first quarter of fiscal 2005. The increase was primarily related to increases in sales and marketing personnel as well as advertising activities to drive brand and product awareness and revenues.

Research and development (R&D) expenses of $86 million were $13 million or 18% higher than the comparable period in fiscal 2005. The increase was the result of continued investment across both the PC and Consumer segments to support product and technology development, and was primarily driven by increases in technical staff as well as higher prototyping costs incurred in the design and development of new products. The acquisition of certain professionals from Terayon Communication Systems, Inc. (Terayon) and CuTe Solutions Private Limited (now, ATI Technologies India Private Limited) earlier in 2005 contributed to the increase in technical staff.

6 of 28

ATI Reports Fiscal 2006 First Quarter Results

Administrative expenses were up $5 million or 39% to $18 million relative to the first quarter of fiscal 2005, reflecting investment in the supply chain organization, additional headcount related expenses as well as increased professional and consulting fees, including external legal fees related to litigation.

On a combined basis, selling and marketing, R&D and administrative expenses declined 2% relative to the fourth quarter of fiscal 2005 due to a focus on cost controls and generally lower prototyping costs, license fees, travel and advertising and promotional expenses.

Stock-based Compensation

In accordance with Canadian GAAP, beginning with the first quarter of fiscal 2005, ATI began expensing compensation costs associated with stock options granted to employees after September 1, 2002. Stock option expense for the first quarter was $8.8 million compared to $8.0 million for the same period last year. Total stock-based compensation includes the costs associated with stock options, restricted share units and deferred share units. Stock-based compensation costs were $12.3 million in the quarter as compared with $11.2 million in the previous quarter and $10.6 million in the first quarter of fiscal 2005.

Other Charges - Litigation Settlement

In August 2004, American Video Graphics, LP (“AVG”) filed a series of lawsuits alleging patent infringement in the US District Court for the Eastern District of Texas in which ATI intervened along with two other suppliers of graphics processors. While an agreement in principle has been achieved and it is reasonably expected that a final, definitive settlement agreement between AVG, the defendants and intervenors can be negotiated and executed, there remains the possibility that such negotiations may break down. Nevertheless, ATI reasonably expects such a final, definitive settlement agreement to be negotiated, executed and approved by the court prior to the end of January 2006. As a result of this, ATI has accrued $8.6 million for the anticipated settlement in this quarter. Further details are contained in Notes 8 and 15 to the unaudited interim consolidated financial statements.

Interest and Other Income

Interest and other income was $6.3 million in the first quarter of fiscal 2006 as compared with $2.2 million in the first quarter of fiscal 2005. The increase was driven by a higher rate of return on cash invested and a favourable impact on foreign exchange.

Net Income

Net income calculated in accordance with Canadian GAAP was $7.6 million ($0.03 per diluted share) for the first quarter, as compared with net income of $63.7 million ($0.25 per diluted share) in the same period last year. The decline relative to last year is primarily due to the lower revenue and gross margin discussed in earlier sections of this MD&A.

Liquidity and Financial Resources

Inventory levels of $331 million at the end of the quarter decreased from $348 million at August 31, 2005. Days of inventory at quarter end were approximately 71 days based on the previous quarter’s sales.

7 of 28

ATI Reports Fiscal 2006 First Quarter Results

Accounts receivable at quarter end was $368 million as compared with $386 million at August 31, 2005. Accounts payable of $302 million was down from $363 million at August 31, 2005. Both accounts receivable and accounts payable are in line with current revenue levels.

Cash flow from operations was $28 million in the quarter as compared with negative $21 million in the fourth quarter of fiscal 2005 and $66.9 million in the first quarter of fiscal 2005. Cash position (cash, cash equivalents and short-term investments) at quarter end was $608 million, up from $587 million at August 31, 2005. At November 30, 2005 we had working capital of $668 million as compared to $660 million at August 31, 2005. Our current ratio improved to 2.01 in the current quarter from 1.95 at the end of fiscal 2005.

Normal Course Issuer Bid

Under the normal course issuer bid, we repurchased for cancellation 408,100 common shares in the first quarter of fiscal 2006 for a total consideration of $5.7 million.

Outstanding Share Data

At November 30, 2005 there were 251,700,419 common shares outstanding. There were 256,568,416 shares outstanding on a weighted average diluted basis.

Claims and Proceedings

For a description of legal claims and proceedings affecting our business and operations, please see Note 15 to the attached unaudited interim consolidated financial statements.

ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP. The key estimates and assumptions that management has made and their impact on the amounts reported in the unaudited interim consolidated financial statements and notes thereto remain substantially unchanged from those described in our 2005 Annual MD&A. See Note 1 to the unaudited interim consolidated financial statements for more information about the accounting policies used to prepare our financial statements.

Conference Call Information

ATI Technologies Inc. will host a conference call today at 8:30 AM (EST) to discuss its financial results for its fiscal 2006 first quarter ended November 30, 2005. To participate in the conference call, please dial 416-641-6105 ten minutes before the scheduled start of the call. No password is required. A live webcast of the call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Quarterly Results section, Q1 2006. Replays of the conference call will be available through December 28, 2005 by calling 416-695-5800. The passcode is 3158131. A web cast replay will be available at the web site noted above.

8 of 28

ATI Reports Fiscal 2006 First Quarter Results

About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2005 revenues of U.S. $2.2 billion, ATI has more than 3,400 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

Other ATI Contacts:

Derek Baker, Account Supervisor, Porter Novelli Canada, at (416) 422-7158 or derek.baker@porternovelli.com

For investor relations support, please contact:

Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at (905) 882-2600, ext. 3670 or zev@ati.com

-FINANCIAL STATEMENTS ATTACHED-

9 of 28

SUPPLEMENTARY FINANCIAL INFORMATION

The table below shows selected financial information for the eight most recently completed quarters.

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EIGHT QUARTERS
(Thousands of US dollars, except per share amounts)

	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004

Revenues	$590,703	$470,227	$ 530,235	$ 608,188	$ 613,859	$ 572,218	$ 491,457	$ 463,337
Cost of revenues	420,966	427,882	375,806	399,885	405,009	379,836	318,918	302,914
Gross margin	169,737	42,345	154,429	208,303	208,850	192,382	172,539	160,423

Expenses
Selling and marketing	37,506	39,131	37,744	36,352	33,125	29,244	31,243	27,031
Research and development	86,103	87,669	88,508	77,726	73,114	75,865	65,539	60,809
Administrative	17,578	17,326	16,013	15,793	12,676	11,517	12,166	11,532
Amortization of intangible assets	3,198	3,240	3,046	1,389	1,244	1,486	1,546	1,541
Stock-based compensation	12,338	11,222	10,395	10,329	10,558	1,691	2,315	2,826
Other charges (recoveries)	8,878	497	1,351	278	382	155	(454)	(178)
	165,601	159,085	157,057	141,867	131,099	119,958	112,355	103,561
Income (loss) from operations	4,136	(116,740)	(2,628)	66,436	77,751	72,424	60,184	56,862

Interest and other income, net	6,297	4,341	3,914	4,504	2,176	2,815	33	1,856
Interest expense	(513)	(515)	(525)	(537)	(519)	(499)	(513)	(531)
Income (loss) before income taxes	9,920	(112,914)	761	70,403	79,408	74,740	59,704	58,187
Income taxes (recoveries)	2,294	(9,392)	1,206	13,210	15,705	13,584	11,085	10,602
Net income (loss)	$ 7,626	$ (103,522)	$ (445)	$ 57,193	$ 63,703	$ 61,156	$ 48,619	$ 47,585

Net income (loss) per share

Basic	$ 0.03	$ (0.41)	$ 0.00	$ 0.23	$ 0.26	$ 0.25	$ 0.20	$ 0.19

Diluted	$ 0.03	$ (0.41)	$ 0.00	$ 0.22	$ 0.25	$ 0.24	$ 0.19	$ 0.19

Weighted average number of shares (000’s)

Basic	250,771	251,045	251,602	251,046	249,027	247,699	245,960	244,373
Diluted	256,568	251,045	251,602	259,743	257,917	258,198	256,650	255,876

Outstanding number of shares at the end
of the period (000’s)	251,700	251,473	252,845	252,258	251,324	249,287	247,886	246,604

10 of 28

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)

	Three months ended
	November 30		November 30
	2005		2004

Revenues	$ 590,703	100.0%	$ 613,859	100.0%
Cost of revenues	420,966	71.3%	405,009	66.0%
Gross margin	169,737	28.7%	208,850	34.0%
Operating expenses
Selling and marketing	37,506	6.3%	33,125	5.4%
Research and development	86,103	14.6%	73,114	11.9%
Administrative	17,578	3.0%	12,676	2.1%
Amortization of intangible assets (Note 3)	3,198	0.5%	1,244	0.2%
Stock-based compensation	12,338	2.1%	10,558	1.7%
Other charges (Note 8)	8,878	1.5%	382	-
	165,601	28.0%	131,099	21.3%
Income from operations	4,136	0.7%	77,751	12.7%

Interest and other income, net	6,297	1.1%	2,176	0.3%
Interest expense	(513)	(0.1%)	(519)	(0.1%)
Income before income taxes	9,920	1.7%	79,408	12.9%
Income taxes	2,294	0.4%	15,705	2.5%
Net income	$ 7,626	1.3%	$ 63,703	10.4%

Retained earnings, beginning of period	293,370		294,982
Repurchase of common shares (Note 6)	(4,609)		-
Retained earnings, end of period	$ 296,387		$ 358,685

Net income per share (Note 9)
Basic	$ 0.03		$ 0.26
Diluted	$ 0.03		$ 0.25

Weighted average number of shares (000’s)
Basic	250,771		249,027
Diluted	256,568		257,917
Outstanding number of shares at the end of the period (000’s)	251,700		251,324

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2005.

11 of 28

ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Thousands of US dollars)

	November 30	August 31
	2005	2005

Assets
Current assets:
Cash and cash equivalents	$ 258,117	$ 223,277
Short-term investments	349,844	363,370
Accounts receivable	367,594	386,264
Inventories	330,777	348,209
Prepayments and sundry receivables	18,733	24,463
Future income tax assets	6,524	5,348
Total current assets	1,331,589	1,350,931

Capital assets	111,649	112,875
Intangible assets (Note 3)	14,433	17,631
Goodwill (Note 3)	190,095	190,095
Long-term investments	291	291
Tax credits recoverable	73,770	59,080
Future income tax assets	12,415	12,588
Total Assets	$ 1,734,242	$1,743,491

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 301,660	$ 362,926
Accrued liabilities	338,269	302,028
Deferred revenue	21,402	24,576
Current portion of long-term debt (Note 5)	1,915	1,852
Total current liabilities	663,246	691,382

Long-term debt (Note 5)	29,108	29,110
Future income tax liabilities	9,277	8,861
Total liabilities	701,631	729,353

Shareholders’ equity:
Share capital (Note 6)	670,074	665,566
Treasury stock (Note 13)	(7,840)	(14,867)
Contributed surplus	65,716	61,795
Retained earnings	296,387	293,370
Currency translation adjustment	8,274	8,274
Total shareholders’ equity	1,032,611	1,014,138
Total Liabilities and Shareholders’ Equity	$ 1,734,242	$ 1,743,491
Commitments and contingencies (Note 10 and 15)
Guarantee (Note 7)

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2005.

12 of 28

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)

	Three months ended
	November 30	November 30
	2005	2004
Cash provided by (used in):
Operating activities:
Net income	$ 7,626	$ 63,703
Items which do not involve cash:
Future income taxes	(790)	(374)
Stock-based compensation	11,405	9,704
Depreciation and amortization	9,991	5,938
Unrealized foreign exchange loss	562	2,622
Changes in non-cash operating working capital:
Accounts receivable	18,670	(33,420)
Inventories	17,432	(36,705)
Prepayments and sundry receivables	5,730	(13,291)
Accounts payable	(61,266)	20,787
Accrued liabilities	36,554	26 305
Deferred revenue	(3,174)	(597)
Tax credits recoverable	(14,690)	22,225
	28,050	66,897
Financing activities:
Principal payment on long-term debt	(440)	(392)
Issuance of common shares	5,338	14,118
Repurchase of common shares (Note 6)	(5,693)	-
Proceeds from sale of treasury stock	-	9
	(795)	13,735
Investing activities:
Purchase of short-term investments	(126,159)	(71,076)
Maturity and proceeds from sales of short-term investments	139,647	57,625
Additions to capital assets	(5,567)	(6,223)
Acquisitions, net of cash acquired	(313)	(3,088)
	7,608	(22,762)
Foreign exchange gain (loss) on cash held in foreign currency	(23)	379
Increase in cash and cash equivalents	34,840	58,249
Cash and cash equivalents – beginning of period	223,277	359,608
Cash and cash equivalents – end of period	258,117	417,857
Short-term investments	349,844	202,759
Cash position – end of period	$ 607,961	$ 620,616

Supplemental cash flow information (Note 11)

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2005.

13 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

1.   SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2005.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended August 31, 2005. The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended November 30, 2005 are not necessarily indicative of the results to be expected for the full year.

2.   FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts ("Forwards") to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell US dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

As at November 30, 2005, the Company had $43.1 million Canadian dollars outstanding in Forwards that mature in the next three months at an average exchange rate of 1.2579. All of the Forwards have become favourable to the Company since their inception and have a fair value of $2.7 million as at November 30, 2005.

14 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

3.   INTANGIBLE ASSETS AND GOODWILL

The net book values of intangible assets and goodwill at November 30, 2005 and August 31, 2005 are as follows:

(Thousands of US dollars)
	Cost	Accumulated	Net book	Net book value
		amortization	value
		November 30, 2005		August 31, 2005
Core technology	$ 38,226	$ 24,814	$ 13,412	$ 15,188
Other	9,298	8,277	1,021	2,443
Total intangible assets	$ 47,524	$ 33,091	$ 14,433	$ 17,631

Goodwill	$ 376,788	$ 186,693	$ 190,095	$ 190,095

Amortization expense related to intangible assets amounted to $3.2 million for the three months ended November 30, 2005 (November 30, 2004 – $1.2 million).

4.   CREDIT FACILITIES

The Company maintains committed operating and overdraft credit facilities aggregating $21.0 million with a single financial institution. There are no borrowings outstanding under these facilities.

5.   LONG-TERM DEBT

(Thousands of US dollars)

	Interest	November 30	August 31
	rate	2005	2005

Obligation under capital lease (i)	6.31%	$ 19,174	$ 19,077
Mortgage payable (ii)	6.96%	11,849	11,885
		31,023	30,962
Less : Current portion		1,915	1,852
Long-term portion		$ 29,108	$ 29,110

(i)   Obligation under capital lease

The Company’s obligation under capital lease represents the lease on a building facility occupied by the Company in Markham, Ontario. The capital lease is denominated in Canadian dollars. As at November 30, 2005, the remaining amount outstanding on the capital lease was $19.2 million (Cdn. $ 22.4 million).

15 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

(ii)  Mortgage payable

On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance a building facility. The Company’s proportionate share of the mortgage as at November 30, 2005 amounted to $11.8 million (Cdn. $13.9 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.

6.   NORMAL COURSE ISSUER BID

In March 2005, the Board of Directors authorized a share repurchase program of up to 24.7 million common shares through a normal course issuer bid. A total of 2 million shares were repurchased and cancelled in fiscal 2005 for a total consideration of $23.9 million. During the first quarter of fiscal 2006, the Company repurchased and cancelled a total of 408,100 shares for a total consideration of $5.69 million. If considered advisable, additional shares may be repurchased from time to time on the open market through March 29, 2006 at prevailing market prices. The timing and amount of purchases, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors.

7.   GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of a building facility occupied by the Company. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount of $2.6 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

8.   OTHER CHARGES

Other charges include the following items:

(Thousands of US dollars)

	Three months ended
	November 30	November 30
	2005	2004

Regulatory matter (i)	$ 58	$ 382
Litigation matters (ii)	8,820	-
Total	$ 8,878	$ 382

16 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

8.   OTHER CHARGES (CONTINUED)

(i)   Regulatory Matter

On January 16, 2003, the Company announced that the staff of the Ontario Securities Commission (the "OSC") had filed a notice of hearing and statement of allegations (the "Notice") in relation to the Company and others. On March 29, 2005, a panel of the OSC approved a settlement agreement reached between the

Company and OSC staff. As part of the settlement, the Company agreed to pay CAD $900,000 in costs and settlement payments and agreed to provide a letter of comfort confirming its practices and procedures related to trading and corporate governance. The individuals named in the notice, other than Mr. K. Y. Ho, the then Chairman and Chief Executive Officer of the Company, and his wife, also entered into settlement agreements with the OSC. In October 2005, a panel of three commissioners of the OSC dismissed all allegations of insider trading against Mr. Ho and his wife. The panel’s decision completely exonerated Mr. Ho and his wife. The decision was made following a hearing which was held by the OSC panel in the spring of 2005.

(ii)  Litigation Matters

The amount relates to legal fees relating to U.S. Securities Class Action Lawsuits and a U.S. Shareholder Complaint, and anticipated litigation settlement costs in respect of litigation claims with American Video Graphics, LP. All of these litigation claims are further described in Note 15 to the consolidated financial statements.

17 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

9.   NET INCOME PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:

(Thousands of US dollars, except per share amounts)

	Three months ended
	November 30	November 30
	2005	2004

Net income	$ 7,626	$ 63,703

Weighted average number of common shares outstanding (000’s):
Basic	250,771	249,027
Effect of dilutive securities	5,797	8,890
Diluted	256,568	257,917

Net income per share
Basic	$ 0.03	$ 0.26
Diluted	$ 0.03	$ 0.25

At November 30, 2005, options to purchase 14,805,947 shares of common stock (November 30, 2004 – 5,640,806) were outstanding but were not included in the calculation of diluted net income per share because to do so would have been anti-dilutive.

10. COMMITMENTS

As at November 30, 2005, the Company was committed to the following minimum payments related to office premises, license and royalty agreements, building under capital lease payments, mortgage payments and noncancellable inventory purchases:

(Thousands of U. S. dollars)

		Remaining
	Total	of 2006	2007	2008	2009	2010	Thereafter

Commitments related to office premises,
license and royalty agreements	$ 78,345	$ 19,553	$ 20,560	$ 15,956	$ 8,235	$ 6,414	$ 7,627

Commitment related to capital lease	27,214	1,583	2,200	2,324	2,324	2,324	16,459

Commitment related to mortgage	15,913	1,326	1,768	1,768	1,768	1,768	7,515

Commitments related to non-cancellable
inventory purchases	417,021	417,021	-	-	-	-

Total commitments	$ 538,493	$ 439,483	$ 24,528	$ 20,048	$ 12,327	$ 10,506	$ 31,601

18 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

11.   SUPPLEMENTAL CASH FLOW INFORMATION

(Thousands of US dollars)

	Three months ended

	November 30	November 30
	2005	2004

Cash paid for:
Interest	$ 484	$ 489

Income taxes	1,575	250

Interest received	$ 3,763	$ 1,915

12.   SEGMENTED INFORMATION

The Company designs and manufactures innovative 3D graphics and digital media silicon solutions. The Company operates in two reportable segments: Personal Computer ("PC") and Consumer. The PC segment includes all 3D graphics, video, and multimedia products which are developed for use in desktop and notebook personal computers. The Consumer segment includes products used in cell phones, PDA’s, DTV’s and set-top boxes. The Consumer segment also includes royalties and contract engineering services derived from cell phone and game console products.

The Company’s management evaluates segment performance based on revenue and on operating income (loss) which is calculated as income (loss) from operations before taxes, excluding expenses related to stock-based compensation, amortization of intangible assets, and other charges.

The Company does not identify or allocate total assets by reportable segment. In addition, there are no inter-segment revenues. The accounting polices for all operating segments are the same as those described in the summary of significant accounting policies in the Company’s most recent annual audited financial statements for the year ended August 31, 2005.

The following table presents the revenues and operating income (loss) of the two reportable segments for the three months ended November 30, 2005 and 2004.

(Thousands of US dollars)

	Consolidated		PC		Consumer

	Three months ended		Three months ended		Three months ended
	November 30		November 30		November 30
	2005	2004	2005	2004	2005	2004

Revenues	$ 590,703	$ 613,859	$ 465,898	$ 518,317	$ 124,805	$ 95,542

Operating income (loss)	28,550	89,935	(711)	66,572	29,261	23,363

19 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

12.   SEGMENTED INFORMATION (CONTINUED)

The following table reconciles total operating income for reportable segments to income from operations as reported in the Consolidated Statements of Operations and Retained Earnings:

(Thousands of US dollars)

	Three months ended
	November 30	November 30
	2005	2004

Total operating income for reportable segments	$ 28,550	$ 89,935
Unallocated amounts:
Amortization of intangible assets	(3,198)	(1,244)
Stock-based compensation expense	(12,338)	(10,558)
Other charges	(8,878)	(382)
Income from operations in Consolidated Statements of Operations and
Retained Earnings	$ 4,136	$ 77,751

20 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

12.   SEGMENTED INFORMATION (CONTINUED)

The following tables provide revenues by geographic area, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.

(Thousands of US dollars)
	Three months ended
	November 30	November 30
	2005	2004

Revenues:
Canada	$ 4,350	$ 4,331
United States	64,763	79,801
Europe	15,247	21,118
Asia-Pacific	506,343	508,609
Consolidated revenues	$ 590,703	$ 613,859

(Thousands of US dollars)
	November 30	August 31
	2005	2005

Capital assets, intangible assets and goodwill:
Canada	$ 96,759	$ 98,602
United States	211,167	212,348
Europe	253	231
Asia-Pacific	7,998	9,420
Consolidated capital assets, intangible assets and goodwill	$ 316,177	$ 320,601

For the three months ended November 30, 2005, one customer accounted for 12% and another customer accounted for 11% of the Company’s consolidated revenues (November 30, 2004 – one customer accounted for 12% and another customer accounted for 11%). At November 30, 2005, one customer accounted for 11% of consolidated accounts receivable (August 31, 2005 – one customer accounted for 12%).

21 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

13.   STOCK-BASED COMPENSATION

(i)   Stock options

The weighted average estimated fair value at the date of grant for the stock options granted within the three months ended November 30, 2005 was $6.82 per share (November 30, 2004 - $9.14). The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	November 30	November 30
	2005	2004

Risk-free interest rate	3.7%	3.6%
Dividend yield	0.0%	0.0%
Volatility factor of the expected market price of the
Company’s common shares	55.5%	65.5%

Expected life of the options	4.0 years	4.1 years

The estimated fair value of the stock options is amortized to expense on a straight line basis over the options’ vesting period and the related expense for the three months ended November 30, 2005 amounted to $8.8 million (November 30, 2004 - $8.0 million). The stock option expense by functional area is as follows:

(Thousands of US dollars)

	Three months ended

	November 30	November 30
	2005	2004

Cost of revenues	$ 415	$ 454
Selling and marketing	1,668	1,595
Research and development	5,283	4,814
Administrative	1,442	1,186
Total	$ 8,808	$ 8,049

22 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

13.      STOCK-BASED COMPENSATION (CONTINUED)

(ii) Restricted share units

The Company has adopted three plans to grant restricted share units ("RSUs") to certain employees and directors as part of its overall stock-based compensation plan. Under the terms of the plans, RSUs vest in accordance with terms determined by the Board of Directors, which terms may include certain performance criteria. Funds advanced by the Company to the trustee to purchase the Company’s common shares in the open market are classified as treasury stock and presented as a reduction of shareholders’ equity in the Company’s consolidated balance sheet. During the first quarter of fiscal 2006, 489,303 RSUs (November 30, 2004 – 503,903) vested and were settled by delivery of common shares of the Company to the participants or by cash equivalent to its market value on the vesting date.

During the three months ended November 30, 2005, the number of RSUs granted was 35,600 and the number of RSUs forfeited was 20,636. As at November 30, 2005, there were 1,657,179 RSUs awarded and outstanding (August 31, 2005 – 2,131,518). RSU expense by functional areas incurred for the three months ended November 30, 2005 and 2004 are summarized in the following table:

(Thousands of US dollars)
	Three months ended

	November 30	November 30

	2005	2004

Cost of revenues	$ 433	$ 533
Selling and marketing	474	383
Research and development	1,513	746
Administrative	488	279
Total	$ 2,908	$ 1,941

(iii) Deferred share units

The Company has established a plan to grant deferred share units ("DSUs") to its non-management directors. As at November 30, 2005, there were 132,707 DSUs outstanding of which 119,165 were vested (August 31, 2005 – 132,707 and 109,009). The expense for the three months ended November 30, 2005 relating to DSUs granted to the directors for services rendered was $0.6 million (November 30, 2004 – $0.6 million).

23 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

14.     U.S. GAAP

The following table reconciles the net income as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

(Thousands of US dollars, except per share amounts)
	Three months ended

	November 30	November 30

	2005	2004

Net income in accordance with Canadian GAAP	$ 7,626	$ 63,703
Tax effect of stock options	(1,781)	(2,753)

Expenses related to stock options (i)	(728)	8,049

Stock-compensation recoveries expenses (ii), (iii)	-	(6,812)

Amortization difference on stock-based compensation	194	-

Other	28	28

Net income in accordance with U.S. GAAP	$ 5,339	$ 62,215

Net income per share:

Basic	$ 0.02	$ 0.25
Diluted	$ 0.02	$ 0.24

Weighted average number of shares (000’s):
Basic	250,771	249,027
Diluted	256,377	257,917

24 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

14.     U.S. GAAP (CONTINUED)

(i)  Under Canadian GAAP, effective September 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation. For U.S. GAAP purposes, prior to September 1, 2005, the Company accounted for its stock options under the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the Company recognized stock-based compensation expense based on intrinsic value under U.S. GAAP prior to fiscal 2006. Effective September 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R), Share-Based Payment, using the modified-prospective transition method. Under this transition method, compensation cost recognized in the first quarter of fiscal 2006 includes the following: (a) compensation expense related to any stock-based payments granted through, but not yet vested as of August 31, 2005, and (b) compensation expense for any stock-based payments granted subsequent to August 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Operating results for prior periods have not been restated.

The Company estimates the fair value of the options at the grant date using the Black-Scholes-Merton closed-form option pricing model and amortizes that value to expense over the options’ vesting periods. The Company treats grants with graded vesting as a series of awards. The weighted-average estimated fair value at the date of grant for the stock options granted within the three months ended November 30, 2005 was $6.82 per share (November 30, 2004 – $9.14). The weighted-average assumptions used to determine the fair value, with respect to risk-free interest rate, dividend yield, volatility factor and expected life, are the same as those under the Canadian GAAP (Note 13(i)).

Had the Company adopted the fair value based method for accounting for stock-based compensation in all periods presented, the Company’s net income and net income per share under U.S. GAAP would have been reported as the pro forma amounts indicated below:

(Thousands of US dollars, except per share amounts)
Three months ended
November 30, 2004

Net income for the period
As reported	$ 62,215
Pro forma adjustment for Stock-based compensation	(3,095)
$ 59,120

Basic net income per share
As reported	$ 0.25
Pro forma	$ 0.24

Diluted net income per share
As reported	$ 0.24
Pro forma	$ 0.23

(ii) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

25 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

14.     U.S. GAAP (CONTINUED)

(iii) Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

15.     LITIGATION

(i)  American Video Graphics, LP

In August 2004, American Video Graphics LP ("AVG") filed a series of lawsuits in the US District Court for the Eastern District of Texas. The lawsuits allege infringement of several patents by various PC manufacturers, game console manufacturers and game publishers resulting from graphics and graphics processing functionality. Reconfiguration of these suits resulted in a total of six suits. Of these six suits, there are two suits pending against the entire group of PC manufacturers (the "PC Makers Suits") and two suits pending against the entire group of game console manufacturers (the "Game Console Suits").

The Company voluntarily intervened in the PC Makers Suits and the Game Console Suits. Two other suppliers of graphics processors also intervened; Intel Corporation ("Intel") voluntarily intervened in the PC Makers Suits and Nvidia Corporation ("Nvidia") voluntarily intervened in the PC Makers Suits and Game Console Suits (Company, Intel and Nvidia collectively referred to as the "Intervenors").

The Company participated in two distinct court ordered mediations for these matters. The mediation efforts did not result in settlement.

In early November 2005, substantially all of the parties (defendants and Intervenors) involved in the PC Makers Suits and Game Console Suits reached an agreement in principle with AVG (two parties, unrelated to the Company, are not part of the agreement in principle and, consequently, claims relating solely to these two entities will survive). In exchange for a confidential sum of monies payable to AVG by the defendants and Intervenors, the settlement provides, in part, (i) all pending claims and suits will be dismissed with prejudice against the settling defendants and Intervenors, (ii) a license to the entirety of the AVG patent portfolio (which includes, but is not limited to, the patents in the suits) will be granted to the Company and customers and users of all the Company’s products, and (iii) a full and complete waiver of any claim for indemnification that any defendant or Intervenor may have had against any other settling party. Additionally, AVG is entitled to pursue further action against those parties not involved in these suits involving products that do not incorporate graphics processors from the Intervenors (e.g., non-Intervenor graphics processor suppliers).

While an agreement in principle has been achieved and it is reasonably expected that a final, definitive settlement agreement between AVG, the defendants and Intervenors can be negotiated and executed, there remains the possibility that such negotiations may break down. Nevertheless, the Company reasonably expects such a final, definitive settlement agreement to be negotiated, executed and approved by the court prior to the end of January 2006. Accordingly, the Company has recognized its best estimate of the costs of the expected settlement of $8.6 million as a liability and an expense at November 30, 2005.

(ii)  U.S. Securities Class Action Lawsuits

In August and September 2005, five class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania against the Company and certain of its directors and officers on behalf of shareholders who purchased the Company’s common shares between October 7, 2004 and on or about June 23, 2005. The claims allege that the Company and certain of its directors and officers violated U.S. securities laws by failing to disclose material facts and making statements that contained misrepresentations about its business and future outlook. It is alleged that as a result of the failure to disclose material facts and the alleged misrepresentations, the Company’s stock traded at artificially inflated prices until the stock price dropped on the news of its third quarter results in June of 2005. The claims further allege that, while in possession of material undisclosed information, certain directors and officers sold a portion of their common shares at inflated prices. These claims are at a very preliminary stage.

26 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005
(Unaudited)

15.     LITIGATION (CONTINUED)

(iii) U.S. Shareholder Complaint

In August 2005, a shareholder complaint was filed in the Superior Court of the State of California for the County of Santa Clara by a shareholder on behalf of the Company. The defendants to the complaint include the Company, members of the board of directors and certain officers. The complaint alleges breach of California Law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violation of California Corporations Code during the period between October 2004 and June 2005, based on alleged inaccurate disclosures and improper trading activity. On November 15, 2005, the Company and certain directors and officers filed motions to dismiss this complaint. On December 16, 2005, the plaintiff filed a notice of intention to file an amended complaint on or before January 3, 2006. The Company has been served with the complaint. This complaint is at a very preliminary stage.

The Company currently believes the amount of ultimate liability, if any, with respect to the class action lawsuits and the shareholder complaint will not materially affect its financial position, results of operations, or liquidity. The Company and the named directors and officers intend to defend themselves vigorously. However, the ultimate outcome of any litigation is uncertain and should any of these actions or proceedings against the Company be successful, the Company may be subject to significant damages awards which could have a material adverse effect on its financial condition.

27 of 28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: December 21, 2005	By:	/s/ Richard Brait
Name: Richard Brait
		Title:	General Counsel

28 of 28